[redacted]

14048395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ERNST CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 SOUTH REID STRET, SUITE 209
(No. and Street)

SIOUX FALLS (City) SD (State) 57103-7062 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2014
REGISTRATIONS BRANCH
05

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TODD ERNST 605.271.7172
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GORACKE & ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

12110 PORT GRACE BLVD, STE. 100 (Address) LA VISTA (City) NE (State) 68128 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, TODD ERNST, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ERNST CAPITAL SECURITIES, LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARLA ANN JACKSON
Notary Public
SEAL
South Dakota

expires 8/24/19

Karla Ann Jackson
Notary Public

Todd Ernst
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

December 31, 2013

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

Ernst Capital Securities, LLC

Table of contents

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Ernst Capital Securities, LLC
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of Ernst Capital Securities, LLC, a South Dakota Limited Liability Corporation, as of December 31, 2013, and the related statements of income, changes in members' equity, statement of changes in liabilities subordinated to claims of general creditors and changes in financial position for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ernst Capital Securities, LLC as of December 31, 2013, and the results of its operations and its changes in financial position for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Goracke & Associates P.C.

La Vista, Nebraska
February 3, 2014

ERNST CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

CURRENT ASSETS		
Cash	$	27,436
CRD - Escrow		1,545
Savings - Escrow		111
Total current assets		29,092
TOTAL ASSETS	$	29,092

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accrued expenses	$	8,010
Total current liabilities		8,010
MEMBERS' EQUITY		
Members' equity		21,082
Total members' equity		21,082
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	29,092

See accompanying notes to financial statements.

ERNST CAPITAL SECURITIES, LLC

STATEMENT OF INCOME

Year Ended December 31, 2013

Revenues		
Commission	$	467,750
Interest		5
Total Revenues		467,755
Expenses		
Licenses and permits		5,336
Insurance		1,641
Office		3,651
Commission		312,619
Professional fees		26,899
Rent		6,000
Payroll and payroll taxes		42,462
Telephone		1,272
Other expense		-
Total Expenses		399,880
Net Profit	$	67,875

See accompanying notes to financial statements.

ERNST CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2013

	Issued Shares	Issued Units	Common Stock	Paid-In Capital	(Accumulated Deficit)	Members' Equity
December 31, 2012	1,000		$ 1,000	$ 63,950	$ (6,743)	$ -
Conversion to LLC	(1,000)	1,000	(1,000)	(63,950)	6,743	58,207
Distributions						(105,000)
Net Profit						67,875
December 31, 2013	-	1,000	$ -	$ -	$ -	$ 21,082

See accompanying notes to financial statements.

ERNST CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2013

Subordinated Liabilities, December 31, 2012	$ -
Increases	-
Decreases	-
Subordinated Liabilities, December 31, 2013	$ -

See accompanying notes to financial statements.

ERNST CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the year ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	$ 67,875	
Adjustments to reconcile net loss to net cash used for operating activities:		
Decrease in accrued expenses	(2,735)	
NET CASH PROVIDED FOR OPERATING ACTIVITIES		$ 65,140
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(105,000)	
NET CASH USED BY FINANCING ACTIVITIES		(105,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		(39,860)
Cash and Cash Equivalents, Beginning of the Year		68,952
Cash and Cash Equivalents, End of the Year		$ 29,092
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest		$ -
Cash paid for taxes		$ -

See accompanying notes to financial statements.

Ernst Capital Securities, LLC

Notes to Financial Statements

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTNG POLICIES

This summary of significant accounting policies of Ernst Capital Securities, LLC (Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity.

Nature of Activity
Ernst Capital Securities, LLC is a South Dakota limited liability company that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for a limited liability company in which the Company's stockholder is a partner or manager. The Company did change its name from Ernst Capital Group I, Inc. to Ernst Capital Securities, Inc. in 2010. Effective January 1, 2013 the Company converted to a limited liability company from a corporation. It is regulated by the Securities Exchange Commission and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Revenue Recognition
The Company receives revenue (commissions) from selling interests in limited liability companies that hold real estate used for the production of income. The company also receives revenue from due diligence or compliance and administration of the offering. This revenue is recognized under the contract with the limited liability company at the time the investor (subscription agreement) is accepted by the issuer.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2013.

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

Income Taxes
The Company elected to be taxed as a partnership for federal and state income tax purposes. The Company's taxable income or losses, as well as certain other tax attributes, are passed through directly to the Company's members and are reported in each member's individual income tax return. Consequently, these financial statements do not include any provision for federal or state income tax expense.

NOTE A NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTNG POLICIES (Continued)

Income Taxes (Continued)

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in the accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

The Company has adopted the provisions of FASB ASC 740-10, "Accounting for Uncertain Tax Positions". The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

No interest or penalties have been accrued for the year ended December 31, 2013. The federal and state income tax returns of the Company for 2012, 2011, and 2010 are subject to examination by the IRS generally for 3 years after they are filed. There is no state income tax in South Dakota.

Compensated Absences

During the year ended December 31, 2013 the Company had two full-time employees. Accrued vacation pay at December 31, 2013 was deemed immaterial and was not accrued.

Subsequent Events

Management has evaluated subsequent events through February 3, 2014, the date the financial statements were available to be issued.

NOTE B NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregated indebtedness", whichever is greater. In addition the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2013, the Company had net capital of $19,426, which was $14,426 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.4123 to 1, at December 31, 2013.

NOTE C RELATED PARTY TRANSACTIONS

The Company's only source of revenue is from the sale of interests in real estate held by limited liability companies (LLC) and from compliance and administrative work to the same LLCs. These real estate developments are managed and typically owned by family members of a member. The total commission and administrative revenue received from those LLCs was $467,750.

The Company rents office space from Ernst Capital Group, LLC that is affiliated with a member through common ownership. Total rent due to that entity was $6,000 during the year ended December 31, 2013. See Note F for future minimum rental commitments.

NOTE C RELATED PARTY TRANSACTIONS (Continued)

The company rents computer networking and telecommunication and receives clerical and professional services from Ernst Capital Group, LLC that is affiliated with a member through common ownership. The rental agreement and the clerical and professional services agreements are for one year. Total rent due for networking and telecommunications equipment to that entity was $1,272 during the year ended December 31, 2013. The amount due for clerical services was $3,180 during the year ended December 31, 2013. The amount due for professional services was $7,500 during the year ended December 31, 2013. All amounts have been paid at year-end.

NOTE D CONCENTRATIONS

All of revenues were generated from limited liability companies where the same related party had controlling interests for the year ended December 31, 2013. The Company's cash balances are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies. The Savings – Escrow account contains funds used to open an account to hold client funds. The Company does own the account balance.

NOTE F COMMITMENTS

The Company leases its facility from a related party as discussed in Note C. The lease agreement is on a year-to-year basis. Future minimum rental commitments under this non-cancelable lease are as follows as of December 31, 2013:

For Year Ending December 31:	
2014	$ 6,000

SUPPLEMENTAL SCHEDULES

ERNST CAPITAL SECURITIES, LLC

Computation of Aggregate Indebtedness and Net Capital In Accordance with Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2013

Schedule I

Aggregate Indebtedness:		
Total Liabilities	$	8,010
Total Aggregate Indebtedness		8,010
Net Capital:		
Credit items:		
Membership equity	$	21,082
Deduct Nonallowable Assets:		1,656
Net Capital	$	19,426
Capital Requirements:		
Minimum dollar requirements	$	5,000
Net Capital exceeding requirements		14,426
Net Capital	$	19,426
Percentage of Aggregate Indebtedness to Net Capital		41.23%

ERNST CAPITAL SECURITIES, LLC

Reconciliation of Net Capital and Aggregate Indebtedness per Audit Report to Client's FOCUS Report

December 31, 2013

Schedule II

Aggregate indebtedness per audit report	$	8,010
Aggregate indebtedness per FOCUS report		8,010
Difference	$	-
Net capital per audit	$	19,426
Net capital per FOCUS report		19,426
Difference	$	-

ERNST CAPITAL SECURITIES, LLC

Information Relating to Possession or Control Requirements
December 31, 2013

Schedule III

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

ERNST CAPITAL SECURITIES, LLC

Computation of Reserve Requirement
December 31, 2013

Schedule IV

This firm claims exemptions to SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Managers
Ernst Capital Securities, LLC
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements of Ernst Capital Securities, LLC (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

12110 Port Grace Boulevard • Suite 100 • La Vista, NE 68128 • 402.330.1200

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We consider the following deficiency in the Company's internal control to be a significant deficiency.

Segregation of Duties

At present the Company does not have enough employees to fully segregate duties. Segregation of duties is a critical feature in any internal control structure.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates P.C.

La Vista, Nebraska
February 3, 2014

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

GORACKE & ASSOCIATES, P.C.
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Managers
Ernst Capital Securities, LLC
Sioux Falls, SD

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Ernst Capital Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you in evaluating Ernst Capital Securities, LLC's compliance with the applicable instructions of the Assessment Reconciliation of Form SIPC-7. Ernst Capital Securities, LLC's management is responsible for the Ernst Capital Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

12110 Port Grace Boulevard • Suite 100 • La Vista, NE 68128 • 402.330.1200

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goracke & Associates P.C.

La Vista, Nebraska
February 3, 2014